As filed with the Securities and Exchange Commission on May 31, 2007

Registration No. 333-________

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FORM S-8**

**REGISTRATION STATEMENT**
**UNDER**
**THE SECURITIES ACT OF 1933**

# TIB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Florida** | **65-0655973** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**599 9th Street North, Suite 101, Naples, Florida 34102-5624**
(Address of Principal Executive Offices) (Zip Code)

**The Bank of Venice Officers' and Employees' Stock Option Plan**
**The Bank of Venice Directors' Stock Option Plan**
(Full title of the plan)

**Edward V. Lett**
**President and Chief Executive Officer**
**TIB Financial Corp.**
**599 9th Street North, Suite 101**
**Naples, Florida 34102-5624**
(Name and address of agent for service)

**(239) 263-3344**
(Telephone number, including area code, of agent for service)

Copies to:
**John P. Greeley, Esquire**
**Smith Mackinnon, PA**
**255 South Orange Avenue, Suite 800**
**Orlando, Florida 32801**

CALCULATION OF REGISTRATION FEE

| Title of securities to be registered | Amount to be Registered | Proposed Maximum Offering Price Per Share (2) | Proposed Maximum Aggregate Offering Price (2) | Amount of Registration Fee (2) |
|---|---|---|---|---|
| Common Stock, par value $0.10 per share | 82,750 shares (1) | $13.12 | $1,085,680 | $33.34 |

(1) Pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers (i) an indeterminate amount of interest to be offered or sold to the employee benefit plan described herein, and (ii) an indeterminate number of shares which may be required to be issued or may be issued pursuant to the antidilution provisions of the plan for stock splits, stock dividends or similar transactions

(2) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the last sale price of the Common Stock on May 24, 2007

TIB Financial Corp. ("TIB," the "Company," or "Registrant") hereby registers 82,750 shares of common stock, par value $.10 per share ("TIB Common Stock") and also hereby registers an indeterminate number of shares of TIB Common Stock which may be required to be issued, or may be issued pursuant to antidilution provisions of The Bank of Venice Officers' and Employees' Stock Option Plan and The Bank of Venice Directors' Stock Option Plan (collectively, the "Bank Plans"). On April 30, 2007, TIB closed the acquisition of The Bank of Venice (the "Bank") and, as a part of the transaction, assumed the outstanding options issued by the Bank under the Bank Plans. Following the closing of the merger transaction, TIB Common Stock is substituted for the common stock of the Bank under the Bank Plans.

**PART II**
**INFORMATION REQUIRED IN THE REGISTRATION STATEMENT**

**Item 3. Incorporation of Documents by Reference.**

The following documents filed by TIB Financial Corp. ("TIB", the "Company", or "Registrant") with the Securities and Exchange Commission (the "Commission") (File No. 000-21329) are incorporated herein by reference:

1. TIB's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2006.

3. The description of TIB's Common Stock is contained in TIB's Registration Statement on Form S-3 (Registration No. 333-113489) filed with the Commission on March 10, 2004.

All other documents subsequently filed by TIB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all the shares of TIB Common Stock offered hereby have been sold or which deregisters all the shares of TIB Common Stock then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

**Item 4. Description of Securities.**
Not applicable.

**Item 5. Interests of Named Experts and Counsel.**

Not applicable.

**Item 6. Indemnification of Directors and Officers.**

Section 607.0850, Florida Statutes, grants a corporation the power to indemnify its directors, officers, employees, and agents for various expenses incurred resulting from various actions taken by its directors, officers, employees, or agents on behalf of the corporation. In general, if an individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the action was unlawful, then the corporation has the power to indemnify said individual who was or is a party to any proceeding (including, in the absence of an adjudication of liability (unless the court otherwise determines), any proceeding by or in the right of the corporation) against liability expenses, including counsel fees, incurred in connection with such proceeding, including any appeal thereof (and, as to actions by or in the right of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof). To the extent that a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any proceeding, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Any indemnification in connection with the foregoing, unless pursuant to a determination by a court, shall be made by the corporation upon a determination that indemnification is proper in the circumstances because the individual has met the applicable standard of conduct. The determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding; (ii) by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by the board of directors or such committee; or (iv) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, then the directors or the committee shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

Section 607.0850 also provides that the indemnification and advancement of expenses provided pursuant to that Section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses may not be made if a judgment or other final adjudication established that the individual's actions, or omissions to act, were material to the cause of action so adjudicated and constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful); (ii) a transaction from which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor in a proceeding by or in the right of a shareholder. Indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person, unless otherwise provided when authorized or ratified.

Section 607.0850 further provides that unless the corporation's articles of incorporation provide otherwise, then notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that (i) the individual is entitled to mandatory indemnification under Section 607.0850 (in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses); (ii) the individual is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power under Section 607.0850; or (iii) the individual is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether the person met the standard of conduct set forth in Section 607.0850. Further, a corporation is granted the power to purchase and maintain indemnification insurance.

The Bylaws of the Company provide for indemnification of the Company's officers and directors and advancement of expenses. Among other things, indemnification is granted to each person who is or was a director, officer or employee of the Company and each person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation to the full extent authorized by law. The Company's Bylaws also sets forth certain conditions in connection with any advancement of expenses and provision by the Company of any other indemnification rights and remedies. The Company also is authorized to purchase insurance on behalf of any person against liability asserted whether or not the Company would have the power to indemnify such person under the Bylaws.

**Item 7. Exemption from Registration Claimed.**

Not applicable.

**Item 8. Exhibits.**

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Articles of Incorporation of TIB Financial Corp. (a) |
| 3.2 | Amendment to Restated Articles of Incorporation of TIB Financial Corp. (b) |
| 3.3 | Restated Bylaws of TIB Financial Corp. (c) |
| 5.1 | Opinion and consent of Smith Mackinnon, PA, as to the validity of the shares being issued. |
| 10.1 | The Bank of Venice Officers' and Employees' Stock Option Plan |
| 10.2 | The Bank of Venice Directors' Stock Option Plan |
| 23.1 | The consent of Crowe Chizek and Company LLC |
| 24.1 | Power of Attorney (included on the signature page to this Registration Statement). |

_____

(a) Incorporated by reference to Appendix A in the Company's Definitive Proxy Statement filed on April 8, 2004.

(b) Items 3.2 was previously filed by the Company as an Exhibit to the Form 8-K filed by the Company on September 28, 2006 and is incorporated herein by reference.

(c) Previously filed by the Company as an Exhibit to the Company's Registration Statement (Registration No. 333-113489) and such document is incorporated herein by reference.

**Item 9. Undertakings.**

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Naples, State of Florida, on the 31 day of May, 2007.

**TIB FINANCIAL CORP.**

By: */s/ Edward V. Lett*
_____
Edward V. Lett
President and Chief Executive Officer

By: */s/ Stephen J. Gilhooly*
_____
Stephen J. Gilhooly
Executive Vice President and Chief Financial Officer

Each of the undersigned hereby constitutes and appoints Thomas J. Longe and Edward V. Lett, and each of them as attorneys for him and in his name, place and stead, and in any and all capacities, to execute and file any amendments, supplements or statements with respect to this Registration Statement, hereby giving and granting to said attorneys, and each of them, full power and authority to do and perform each and every act and thing whatsoever requisite and necessary to be done in and about the premises, as fully, to all intents and purposes, as he might or could do if personally present at the doing thereof, hereby ratifying and confirming all that said attorney, or any of them, or their or his substitute or substitutes, may or shall lawfully do, or causes to be done, by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the 31 day of May, 2007.

| Signature | Title |
|---|---|
| */s/ Thomas J. Longe*<br>Thomas J. Longe | Chairman of the Board |
| */s/ Edward V. Lett*<br>Edward V. Lett | President and Chief Executive Officer of the Company; Director |
| */s/ Richard C. Bricker, Jr.*<br>Richard C. Bricker, Jr. | Director |
| */s/ Paul O. Jones*<br>Paul O. Jones | Director |
| */s/ John G. Parks, Jr.*<br>John G. Parks, Jr. | Director |
| */s/ Marvin F. Schindler*<br>Marvin F. Schindler | Director |
| */s/ Otis T. Wallace*<br>Otis T. Wallace | Director |
| */s/ David F. Voigt*<br>David F. Voigt | Director |

**EXHIBIT INDEX**

| Exhibit No. | | Description |
|---|---|---|
| 5.1 | - | Opinion and consent of Smith Mackinnon, PA, as to the validity of the shares being issued. |
| 10.1 | - | The Bank of Venice Officers' and Employees' Stock Option Plan |
| 10.2 | - | The Bank of Venice Directors' Stock Option Plan |
| 23.1 | - | Consent of Crowe Chizek and Company LLC. |

Exhibit 5.1

# SMITH MACKINNON, PA
PROFESSIONAL ASSOCIATION
ATTORNEYS AT LAW

|  |  |
|---|---|
| | POST OFFICE BOX 2254 |
| SUITE 800 | ORLANDO, FLORIDA 32802-2254 |
| CITRUS CENTER | |
| 255 SOUTH ORANGE AVENUE | TELEPHONE (407) 843-7300 |
| ORLANDO, FLORIDA 32801 | FACSIMILE (407) 843-2448 |
| JOHN P. GREELEY | EMAIL: JPG7300@AOL.COM |

May 31, 2007

TIB Financial Corp.
599 9th Street, Suite 101
Naples, Florida 34102-5624

Re: TIB Financial Corp.

Assumption of The Bank of Venice Stock Option Plans

Gentlemen:

We have acted as counsel to TIB Financial Corp., a Florida corporation (the "Company"), in connection with the preparation and filing of a registration statement on Form S-8 under the Securities Act of 1933, as amended, with respect to 82,750 shares of the Company's Common Stock, $0.10 par value (the "Shares"), to be offered pursuant to The Bank of Venice Officers' and Employees' Stock Option Plan and The Bank of Venice Directors Stock Option Plan (collectively, the "Plans").

In rendering this opinion, we have relied upon, among other things, our examination of the Plans and such records of the Company and certificates of its officers and of public officials as we have deemed necessary.

Based upon the foregoing and the further qualifications stated below, we are of the opinion that:

1. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Florida; and

2. The Shares have been duly authorized and, when purchased by the Plans in accordance with the terms of the Plans, will be legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to such registration statement.

Very truly yours,

Smith Mackinnon, PA

By: /s/ John P. Greeley
John P. Greeley

JPG:erw

**Exhibit 10.1**

**THE BANK OF VENICE**
**OFFICERS' AND EMPLOYEES' STOCK OPTION PLAN**

ARTICLE I

Definitions

As used herein, the following terms have the meanings hereinafter set forth unless the context clearly indicates to the contrary:

(a) "Bank" shall mean The Bank of Venice, a Florida banking corporation.

(b) "Board" or "Board of Directors" shall mean the board of directors of the Bank.

(c) "Change of Control" shall be deemed to have occurred if an entity or person (including a "Group") as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the beneficial owner (as defined in Rule 13d-3 promulgated thereunder) of shares of Bank Stock having 50% or more of the total number of votes that may be cast for the election of directors of the Bank.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended, unless otherwise specifically provided herein.

(e) "Employee" shall mean any individual who is employed with the Bank as an officer or employee.

(f) "Incentive Stock Option" shall have the meaning given to it by Section 422 of the Code.

(g) "Non-Employee Director" shall have the meaning given to it in Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

(h) "Nonstatutory Stock Option" shall mean any Option granted by the Bank pursuant to this Plan which is not an Incentive Stock Option.

(i) "Option" shall mean an option to purchase Stock granted by the Bank pursuant to the provisions of this Plan.

(j) "Option Price" shall mean the purchase price of each share of Stock subject to Option, as defined in Section 5.2 hereof.

(k) "Optionee" shall mean an Employee who has received an Option granted by the Bank hereunder.

(l) "Plan" shall mean this The Bank of Venice Officers' and Employees' Stock Option Plan.

(m) "Service" shall mean the tenure of an individual as an Employee of the Bank.

(n) "Stock" shall mean the common stock of the Bank, par value $5.00 per share, or, in the event that the outstanding shares of Stock are hereafter changed into or exchanged for shares of a different class of stock or securities of the Bank or some other corporation, such other stock or securities.

(o) "Stock Option Agreement" shall mean the agreement between the Bank and the Optionee under which the Optionee may purchase Stock pursuant to the Plan.

(p) "Stock Option Committee" shall mean such Board committee as may be designated by the Board to administer the Plan; provided, however, that such committee shall be comprised solely of not less than two Non-Employee Directors.

ARTICLE II

The Plan

2.1 Name. This plan shall be known as the "The Bank of Venice Officers' and Employees' Stock Option Plan."

2.2 Purpose. The purpose of the Plan is to advance the interests of the Bank and its shareholders by affording to the Employees of the Bank an opportunity to acquire or increase their proprietary interest in the Bank by the grant of Options to such Employees under the terms set forth herein. By thus encouraging such Employees to become owners of Stock of the Bank, the Bank seeks to motivate, retain, and attract those highly competent individuals upon whose judgment, initiative, leadership, and continued efforts the success of the Bank in large measure depends.

2.3 <u>Effective Date</u>. The Plan shall become effective on the later of the approval of this Plan by (i) the Florida Department of Banking and Finance, or (ii) by the holders of a majority of the outstanding shares of Stock.

2.4 <u>Participants</u>. Only Employees of the Bank shall be eligible to receive Options under the Plan.

ARTICLE III

Plan Administration

3.1 <u>Stock Option Committee</u>. This Plan shall be administered by the Stock Option Committee.

3.2 <u>Power of the Stock Option Committee</u>. The Stock Option Committee shall have full authority and discretion: (a) to determine, consistent with the provisions of this Plan, which of the Employees will be granted Options to purchase any shares of Stock which may be issued and sold hereunder as provided in Section 4.1 hereof, the times at which Options shall be granted, and the number of shares of Stock covered by each Option; (b) to determine whether the Options granted pursuant to this Plan shall be Incentive Stock Options or Nonstatutory Stock Options; (c) to construe and interpret the Plan; (d) to determine the terms and provisions of each respective Stock Option Agreement, which need not be identical; and (e) to make all other determinations and take all other actions deemed necessary or advisable for the proper administration of the Plan. All such actions and determinations shall be conclusively binding upon all persons for all purposes. Unless otherwise indicated by the Stock Option Committee, Options granted pursuant to this Plan shall be Incentive Stock Options.

ARTICLE IV

Shares of Stock Subject to Plan

4.1 <u>Limitations</u>. Subject to adjustment pursuant to the provisions of Section 4.3 hereof, the number of shares of Stock which may be issued and sold hereunder pursuant to Stock Option Agreements shall not exceed Ninety Eight Thousand Nine Hundred Ten (98,910) shares. Shares issued pursuant to the exercise of Options may be either authorized and unissued shares or shares issued and thereafter acquired by the Bank.

4.2 <u>Options Granted Under Plan</u>. Shares of Stock with respect to which an Option granted hereunder shall have been exercised shall not again be available for Option hereunder. If Options granted hereunder shall terminate for any reason without being wholly exercised, then the Stock Option Committee shall have the discretion to grant new Options to Optionees hereunder covering the number of shares to which such terminated Options related.

4.3 <u>Stock Adjustments; Mergers and Combinations</u>. Notwithstanding any other provision in this Plan, if the outstanding shares of Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Bank or of any other corporation by reason of any merger, sale of stock, consolidation, liquidation, recapitalization, reclassification, stock split up, combination of shares, or stock dividend, the total number of shares set forth in Section 4.1 shall be proportionately and appropriately adjusted by the Stock Option Committee. If the Bank continues in existence, the number and kind of shares that are subject to any Option and the Option Price per share shall be proportionately and appropriately adjusted without any change in the aggregate price to be paid therefor upon exercise of the Option. If the Bank will not remain in existence or a majority of its stock will be purchased or acquired by a single purchaser or group of purchasers acting together, then the Stock Option Committee may (i) declare that all Options shall terminate 30 days after the Stock Option Committee gives written notice to all Optionees of their immediate right to exercise all Options then outstanding (without regard to limitations on exercise otherwise contained in the Options), or (ii) notify all Optionees that all Options granted under the Plan shall apply with appropriate adjustments as determined by the Stock Option Committee to the securities of the successor corporation to which holders of the numbers of shares subject to such Options would have been entitled, or (iii) some combination of aspects of (i) and (ii). The determination by the Stock Option Committee as to the terms of any of the foregoing adjustments shall be conclusive and binding.

4.4 <u>Acceleration of Option Exercise</u>. Subject to Section 4.3, upon dissolution or liquidation of the Bank, any merger or combination in which the Bank is not a surviving corporation, or sale of substantially all of the assets of the Bank is involved, or upon any Change of Control, the Optionee shall have the right to exercise his Option thereafter in whole or in part notwithstanding the provisions of Section 5.3 hereof, to the extent that it shall not have been exercised.

ARTICLE V

Options

5.1 <u>Option Grant and Agreement</u>. Each Option granted hereunder shall be evidenced by minutes of a meeting of the Stock Option Committee authorizing the same and by a written Stock Option Agreement dated as of the date of grant and executed by the Bank and the Optionee, which Stock Option Agreement shall set forth such terms and conditions as may be determined by the Stock Option Committee to be consistent with the Plan and shall indicate whether the Option that it evidences is intended to be an Incentive Stock Option or a Nonstatutory Stock Option.

5.2 <u>Option Price</u>. Subject to adjustment pursuant to the provisions of Section 4.3 hereof, the Option Price of each share of Stock subject to Option shall be the greater of Ten and 00/100 Dollars ($10.00) or the fair market value of the Stock on the date of grant. If the Stock is publicly held and actively traded in an established market on the date of grant, then the fair market value of the Stock on the date of grant shall be determined by the Board of Directors by any reasonable method using market quotations. If the Stock is not publicly held and actively traded in an established market on the date of grant, then the fair market value of the Stock on the date of grant shall be determined in good faith by the Board of Directors using any reasonable method. Notwithstanding the foregoing, at no time shall the exercise price be less than the fair market value of the shares on the date the Option is granted or the par value thereof as determined by the Board of Directors.

5.3 <u>Option Exercise</u>. Options may be exercised in whole or in part from time to time with respect to whole shares only, within the period permitted for the exercise thereof. Each Option shall become exercisable in the following manner:

      (a)      During the first five years after the date of grant of such Option, no portion of the Option shall be exercisable; and

      (b)      During the sixth and each succeeding year after the date of grant of such Option, such Option shall be exercisable as to all shares covered by such Option.

Notwithstanding any other provision in this Plan, no option granted under the Plan may be exercised more than ten (10) years after the date on which it is granted. Options shall be exercised by: (i) written notice of intent to exercise the Option with respect to a specific number of shares of Stock which is delivered by hand delivery or registered or certified mail, return receipt requested, to the Bank at its principal office; (ii) payment in full (by a check or money order payable to "The Bank of Venice") to the Bank at such office of the amount of the Option Price for the number of shares of Stock with respect to which the Option is then being exercised; and (iii) delivery by the Optionee to the Bank of the signed Shareholder Agreement in the form of that attached to this Plan as Exhibit A. In addition to and at the time of payment of the Option Price, the Optionee shall pay to the Bank in cash the full amount of all federal, state, and local withholding or other employment taxes, if any, applicable to the taxable income of the Optionee resulting from such exercise, and any sales, transfer, or similar taxes imposed with respect to the issuance or transfer of shares of Stock in connection with such exercise.

5.4 <u>Nontransferability of Option</u>. No Option shall be transferred by an Optionee otherwise than by will or the laws of descent and distribution. During the lifetime of an Optionee, the Option shall be exercisable only by him or by his legal guardian or personal representative.

5.5 <u>Effect of Death, Disability, Retirement, or Other Termination of Service</u>.

      (a)      If an Optionee's Service with the Bank shall be terminated for "cause," as defined in Section 5.5(b) hereof, then no Options held by such Optionee, which are unexercised in whole or in part, may be exercised on or after the date on which such Optionee is first notified in writing by the Bank of such termination for cause.

      (b)      For purposes of this Section 5.5, termination for "cause" shall mean termination for the Optionee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, violation of any law, rule, or regulation (other than traffic violations or similar offenses), violation of any agreement or order with any bank regulatory agency, or failure by the Optionee to perform his stated duties.

      (c)      If an Optionee's Service with the Bank shall be terminated for any reason other than for cause (as defined in Section 5.5(b) hereof) and other than the retirement at age sixty-five (65) or the disability (as defined in Section 5.5(e) hereof) or death of the Optionee, then no Options held by such Optionee, which are unexercised in whole or in part, may be exercised on or after such termination of Service.

      (d)      If an Optionee's Service with the Bank shall be terminated by reason of retirement at age sixty-five (65) or the death or disability (as defined in Section 5.5(e) hereof) of the Optionee, then the Optionee or personal representative or administrator of the estate of the Optionee or the person or persons to whom an Option granted hereunder shall have been validly transferred by the personal representative or administrator pursuant to the Optionee's will or the laws of descent and distribution, as the case may be, shall have the right to exercise the Optionee's Options for ninety (90) days after the date of such termination, but only to the extent that such Options were exercisable at the date of such termination; *provided, however,* that if such retirement, death or disability occurs during the first five years following the date of grant of the Option, then, notwithstanding any other provision of this Plan, the Option shall be deemed exercisable to the extent of the product obtained by multiplying (i) the number of shares subject to the Options, by (ii) the quotient obtained by dividing the number of full months of the Optionee's Service with the Bank prior to termination of Service, divided by 60.

      (e)      For purposes of this Section 5.5, the terms "disability" and "disabled" shall have the meaning set forth in the principal disability insurance policy or similar program then maintained by the Bank on behalf of its employees or, if no such policy or program is then in existence, the meaning then used by the United States Government in determining persons eligible to receive disability payments under the social security system of the United States.

      (f)      No transfer of an Option by the Optionee by will or by the laws of descent and distribution shall be effective to bind the Bank unless the Bank shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Bank may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of such Option.

5.6 <u>Rights as Shareholder</u>. An Optionee or a transferee of an Option shall have no rights as a shareholder with respect to any shares of Stock subject to such Option prior to the purchase of such shares by exercise of such Option as provided herein.

5.7 <u>Investment Intent</u>. Upon or prior to the exercise of all or any portion of an Option, the Optionee shall furnish to the Bank in writing such information or assurances as, in the Bank's opinion, may be necessary to enable it to comply fully with the Securities Act of 1933, as amended, and the rules and regulations thereunder and any other applicable statutes, rules, and regulations. Without limiting the foregoing, if a registration statement is not in effect under the Securities Act of 1933, as amended, with respect to the shares of Stock to be issued upon exercise of an Option, the Bank shall have the right to require, as a condition to the exercise of such Option, that the Optionee represent to the Bank in writing that the shares to be received upon exercise of such Option will be acquired by the Optionee for investment and not with a view to distribution and that the Optionee agree, in writing, that such shares will not be disposed of except pursuant to an effective registration statement, unless the Bank shall have received an opinion of counsel reasonably acceptable to it to the effect that such disposition is exempt from the registration requirements of the Securities Act of 1933, as amended. The Bank shall have the right to endorse on certificates representing shares of Stock issued upon exercise of an Option such legends referring to the foregoing representations and restrictions or any other applicable restrictions on resale or disposition as the Bank, in its discretion, shall deem appropriate.

5.8 <u>Cash Purchase of Option</u>. Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, decline the receipt of cash so tendered upon the exercise of an Option within 30 days of such tender, and instead purchase each Option from the Optionee at a price equal to the then fair market value of the Stock, as determined by the Board, less the Option Price stated in each tendered Option. In addition, the Board may, in its sole discretion, require that any Optionee execute an agreement with the Bank, such agreement to be in form and substance as provided by the Bank, which agreement requires the Optionee to sell his or her shares of Stock back to the Bank at the then fair market value of such Stock as determined by the Board in the event of the termination of employment of the Optionee.

ARTICLE VI

Incentive Stock Options

6.1 <u>Requirements</u>. All Incentive Stock Options granted pursuant to the terms of this Plan shall be subject to the additional limitations and restrictions as set forth in the Code and in this Article VI. Any Option granted pursuant to this Plan which does not fulfill all of the provisions of this Article VI shall not be an Incentive Stock Option and thus shall be a Nonstatutory Stock Option.

6.2 <u>Grant Period</u>. All Incentive Stock Options granted hereunder must be granted within ten (10) years from the earlier of: (a) the date the Plan is adopted by the Board; or (b) the date the Plan is approved by the shareholders of the Bank.

6.3 <u>Eligibility</u>. The Stock Option Committee shall determine which Employees shall receive Incentive Stock Options. No member of the Stock Option Committee is eligible to receive Incentive Stock Options. Incentive Stock Options may not be granted to any Employee who, at the time the Incentive Stock Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Bank unless: (a) such Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the date of its grant; and (b) the Option Price of the shares covered by such Incentive Stock Option is not less than one hundred and ten percent (110%) of the fair market value of such shares on the date that such Incentive Stock Option is granted.

6.4 <u>Special Rule Regarding Exercisability</u>. If, for any reason, any Option granted hereunder which is intended to be an Incentive Stock Option shall exceed the limitation on exercisability contained in the Code at any time, such Options shall nevertheless be exercisable, but: (a) any exercise of such Option shall be deemed to be an exercise of an Incentive Stock Option first until the portion of such Option qualifying as an Incentive Stock Option shall have been exercised in full; and (b) the portion of such Option in excess of the foregoing limitation on exercisability shall be deemed to be a Nonstatutory Stock Option.

ARTICLE VII

Nonstatutory Stock Options

The Stock Option Committee may grant Nonstatutory Stock Options under this Plan. Such Nonstatutory Stock Options must fulfill all of the requirements of all provisions of this Plan except for those contained in Article VI hereof. Subject to the approval and acceptance of the Stock Option Committee, any Employee who is granted a Nonstatutory Stock Option pursuant to this Plan shall be entitled to elect to surrender all or any part of such Nonstatutory Stock Option to the Bank and receive, in exchange, an Incentive Stock Option covering the same number of shares as those with respect to which the Nonstatutory Stock Option was surrendered. Any such election shall be valid and effective only upon its approval and acceptance by the Stock Option Committee.

ARTICLE VIII

Stock Certificates

The Bank shall not be required to issue or deliver any certificate for shares of Stock purchased upon the exercise of any Option granted hereunder or of any portion thereof, prior to fulfillment of all of the following conditions:

(a) The admission of such shares to listing on all stock exchanges on which the Stock is then listed, if any;

(b) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory agency, which the Bank shall in its sole discretion determine to be necessary or advisable;

(c) The obtaining of any approval or other clearance from any federal or state governmental agency which the Bank shall in its sole discretion determine to be necessary or advisable; and

(d) The lapse of such reasonable period of time following the exercise of the Option as the Bank from time to time may establish for reasons of administrative convenience.

ARTICLE IX

Termination, Amendment, and Modification of Plan

The Board may at any time terminate, and may at any time and from time to time and in any respect amend or modify, the Plan; provided, however, that no such action of the Board without approval of the shareholders of the Bank may increase the total number of shares of Stock subject to the Plan except as contemplated in Section 4.3 hereof or alter the class of persons eligible to receive Options under the Plan, and provided further that no termination, amendment, or modification of the Plan shall without the written consent of the Optionee of such Option adversely affect the rights of the Optionee with respect to an Option or the unexercised portion thereof.

Notwithstanding any other provision of this Plan, the Bank's primary federal bank regulator shall at any time have the right to direct the Bank to require Optionees to exercise their Options or forfeit their Options if the Bank's capital falls below the minimum requirements, as determined by such federal bank regulator.

ARTICLE X

Miscellaneous

10.1 Service. Nothing in the Plan or in any Option granted hereunder or in any Stock Option Agreement relating thereto shall confer upon any Employee the right to continue in the Service of the Bank.

10.2 Other Compensation Plans. The adoption of the Plan shall not affect any other stock option or incentive or other compensation plans in effect for the Bank, nor shall the Plan preclude the Bank from establishing any other forms of incentive or other compensation for directors, officers, or employees of the Bank.

10.3 Plan Binding on Successors. The Plan shall be binding upon the successors and assigns of the Bank.

10.4 Singular, Plural; Gender. Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender.

10.5 Applicable Law. This Plan shall be governed by and construed in accordance with the laws of the State of Florida.

10.6 Headings, etc., No Part of Plan. Headings of Articles and Sections hereof are inserted for convenience and reference; they constitute no part of the Plan.

10.7 Severability. If any provision or provisions of this Plan shall be held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the undersigned President and Chief Executive Officer of the Bank has signed this Plan for and on behalf of the Bank.

David F. Voigt
President and Chief Executive Officer

**The Bank of Venice**
240 Nokomis Avenue, South
Venice, Florida 34285

## SHAREHOLDER AGREEMENT

In connection with the purchase by the undersigned Optionee of shares of The Bank of Venice ("Bank") common stock (the "Shares"), the Optionee understands that the Bank has filed an election with the Internal Revenue Service to have the Bank treated as an S Corporation under the Internal Revenue Code. The Optionee also understands that this election must be signed by each shareholder of the Bank. Accordingly, the Optionee also has attached to this Agreement a completed S Corporation Election Form. In addition to signing the election, each Bank shareholder also must maintain eligibility to hold S corporation stock. The Optionee also understands that if the Bank shares are ever transferred by a Bank shareholder to an individual who is not eligible to own S corporation stock, then the Bank's S corporation election will terminate. Accordingly, the Optionee understands the Bank is requiring each Bank shareholder to sign a form of this Agreement which will serve as an agreement between the Bank and the shareholder as to the shares of Common Stock owned by the shareholder, in order to preserve for the Bank and its shareholders the benefits of the S corporation election.

The Optionee hereby represents, warrants and agrees to the Bank and the Bank shareholders as follows:

1. The Optionee is eligible to hold and own shares of an S Corporation under the Internal Revenue Code.

2. The Optionee has signed the form to be filed by the Bank with the Internal Revenue Service electing treatment by the Bank as an S corporation under the Internal Revenue Code and will promptly file any additional documents or agreements requested by the Bank relating to the S corporation election.

3. The Shares will not be transferred by the Optionee to any individual who is not eligible to own S Corporation stock. Prior to transferring any of the Shares, the Optionee will provide to the President of the Bank such documentation as the Bank in its sole discretion may require in order to assure that the proposed transfer is to an individual who is eligible to hold S corporation stock. If the individual is not so eligible, the Optionee will not transfer the Shares. The Optionee understands that the Shares may not be transferred by the Optionee to any entity, including any trust.

4. The Optionee understands that an S corporation can have no more than 75 shareholders. As a result, the Optionee understands that there may be circumstances where the Optionee would like to transfer all or any part of the Shares to a person eligible to own S corporation stock, but the Optionee's transfer, either alone or in combination with other transfers, may cause the number of Bank shareholders to exceed the limitation on the number of S corporation shareholders. The Optionee agrees that the Optionee will not transfer the Shares to more than one individual. The Optionee also understands that prior to registering any transfer of the Optionee's Shares the Bank has the right to request from the Optionee's attorney a legal opinion that the transfer of Shares is in compliance with the terms of this agreement, including that the transferee is an individual eligible to own S corporation stock.

5. The Optionee understands that this agreement is irrevocable and will survive the Optionee's death or disability and will be binding upon the Optionee's heirs, executors, administrators and permitted successors and assigns. The Optionee understands that any permitted transferee of the Shares will take such Shares subject to the terms of this agreement and must enter into an agreement with the Bank similar to this agreement prior to the Bank registering any transfer of the Shares.

6. The Optionee understands that the certificates for the Optionee's Shares will be legended to reflect the agreements and restrictions on the transfer of the Optionee's Shares set forth in this letter, and that the Bank will not register or recognize any transfer of the Shares in violation of this agreement. The Optionee agrees to promptly deliver to the Bank upon request by the Bank all certificates for the Optionee's Shares in order that the Bank may place a legend on each such certificate in accordance with the foregoing.

7. The Optionee either alone or with the Optionee's purchaser representative(s) has the knowledge and experience in financial and business matters that the Optionee is capable of evaluating the merits and risks of the purchase of the Shares.

8. The Optionee understands the consequences of the agreements set forth in this letter and will indemnify the Bank and its directors, officers and agents from and against all claims, damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur, directly or indirectly, by reason of the failure by the Optionee to fulfill any of the terms and conditions of this agreement.

IN WITNESS WHEREOF, the undersigned Optionee has signed this Shareholder Agreement this ___ day of _____, 2003.

_____
(Signature of Optionee)

_____
(Name of Optionee)

Exhibit 10.2

**THE BANK OF VENICE**
**DIRECTORS' STOCK OPTION PLAN**

ARTICLE I

Definitions

As used herein, the following terms have the meanings hereinafter set forth unless the context clearly indicates to the contrary:

(a) "Bank" shall mean The Bank of Venice, a Florida banking corporation.

(b) "Board" or "Board of Directors" shall mean the board of directors of the Bank.

(c) "Change of Control" shall be deemed to have occurred if an entity or person (including a "Group") as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the beneficial owner (as defined in Rule 13d-3 promulgated thereunder) of shares of Bank Stock having 50% or more of the total number of votes that may be cast for the election of directors of the Bank, except in connection with any transaction involving the formation of a bank holding company for the Bank.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended, unless otherwise specifically provided herein.

(e) "Director" shall mean any individual who is serving as a director of the Bank.

(f) "Option" shall mean an option to purchase Stock granted by the Bank pursuant to the provisions of this Plan.

(g) "Option Price" shall mean the purchase price of each share of Stock subject to Option, as defined in Section 5.2 hereof.

(h) "Optionee" shall mean a Director who has received an Option granted by the Bank hereunder.

(i) "Plan" shall mean this The Bank of Venice Directors' Stock Option Plan.

(j) "Service" shall mean the tenure of an individual as a Director of the Bank.

(k) "Stock" shall mean the common stock of the Bank, par value $5.00 per share, or, in the event that the outstanding shares of Stock are hereafter changed into or exchanged for shares of a different class of stock or securities of the Bank or some other corporation, such other stock or securities.

(l) "Stock Option Agreement" shall mean the agreement between the Bank and the Optionee under which the Optionee may purchase Stock pursuant to the Plan.

(m) "Stock Option Committee" shall mean the Board.

ARTICLE II

The Plan

2.1 Name. This plan shall be known as the "The Bank of Venice Directors' Stock Option Plan."

2.2 Purpose. The purpose of the Plan is to advance the interests of the Bank and its shareholders by affording to the Directors of the Bank an opportunity to acquire or increase their proprietary interest in the Bank by the grant of Options to such Directors under the terms set forth herein in recognition of their efforts in connection with the organization and operation of the Bank.

2.3 Effective Date. The Plan shall become effective on the later of the approval of this Plan by (i) the Florida Department of Banking and Finance, or (ii) by the holders of a majority of the outstanding shares of Stock.

2.4 Participants. Only Directors of the Bank shall be eligible to receive Options under the Plan.

ARTICLE III

Plan Administration

3.1 <u>Stock Option Committee</u>. This Plan shall be administered by the Stock Option Committee.

3.2 <u>Power of the Stock Option Committee</u>. The Stock Option Committee shall have full authority and discretion: (a) to determine, consistent with the provisions of this Plan, which of the Employees will be granted Options to purchase any shares of Stock which may be issued and sold hereunder as provided in Section 4.1 hereof, the times at which Options shall be granted, and the number of shares of Stock covered by each Option; (b) to construe and interpret the Plan; (c) to determine the terms and provisions of each respective Stock Option Agreement, which need not be identical; and (d) to make all other determinations and take all other actions deemed necessary or advisable for the proper administration of the Plan. All such actions and determinations shall be conclusively binding upon all persons for all purposes.

ARTICLE IV

Shares of Stock Subject to Plan

4.1 <u>Limitations</u>. Subject to adjustment pursuant to the provisions of Section 4.3 hereof, the number of shares of Stock which may be issued and sold hereunder pursuant to Stock Option Agreements shall not exceed Forty Two Thousand Three Hundred Ninety (42,390) shares. Shares issued pursuant to the exercise of Options may be either authorized and unissued shares or shares issued and thereafter acquired by the Bank.

4.2 <u>Options Granted Under Plan</u>. Shares of Stock with respect to which an Option granted hereunder shall have been exercised shall not again be available for Option hereunder. If Options granted hereunder shall terminate for any reason without being wholly exercised, then the Stock Option Committee shall have the discretion to grant new Options to Optionees hereunder covering the number of shares to which such terminated Options related.

4.3 <u>Stock Adjustments; Mergers and Combinations</u>. Notwithstanding any other provision in this Plan, if the outstanding shares of Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Bank or of any other corporation by reason of any merger, sale of stock, consolidation, liquidation, recapitalization, reclassification, stock split up, combination of shares, or stock dividend, the total number of shares set forth in Section 4.1 shall be proportionately and appropriately adjusted by the Stock Option Committee. If the Bank continues in existence, the number and kind of shares that are subject to any Option and the Option Price per share shall be proportionately and appropriately adjusted without any change in the aggregate price to be paid therefor upon exercise of the Option. If the Bank will not remain in existence or a majority of its stock will be purchased or acquired by a single purchaser or group of purchasers acting together, then the Stock Option Committee may (i) declare that all Options shall terminate 30 days after the Stock Option Committee gives written notice to all Optionees of their immediate right to exercise all Options then outstanding (without regard to limitations on exercise otherwise contained in the Options), or (ii) notify all Optionees that all Options granted under the Plan shall apply with appropriate adjustments as determined by the Stock Option Committee to the securities of the successor corporation to which holders of the numbers of shares subject to such Options would have been entitled, or (iii) some combination of aspects of (i) and (ii). The determination by the Stock Option Committee as to the terms of any of the foregoing adjustments shall be conclusive and binding.

4.4 <u>Acceleration of Option Exercise</u>. Subject to Section 4.3, upon dissolution or liquidation of the Bank, any merger or combination in which the Bank is not a surviving corporation, or sale of substantially all of the assets of the Bank is involved, or upon any Change of Control, the Optionee shall have the right to exercise his Option thereafter in whole or in part notwithstanding the provisions of Section 5.3 hereof, to the extent that it shall not have been exercised.

ARTICLE V

Options

5.1 <u>Option Grant and Agreement</u>. Each Option granted hereunder shall be evidenced by minutes of a meeting of the Stock Option Committee authorizing the same and by a written Stock Option Agreement dated as of the date of grant and executed by the Bank and the Optionee, which Stock Option Agreement shall set forth such terms and conditions as may be determined by the Stock Option Committee to be consistent with the Plan.

5.2 <u>Option Price</u>. Subject to adjustment pursuant to the provisions of Section 4.3 hereof, the Option Price of each share of Stock subject to Option shall be the greater of Ten and 00/100 Dollars ($10.00) or the fair market value of the Stock on the date of grant. If the Stock is publicly held and actively traded in an established market on the date of grant, then the fair market value of the Stock on the date of grant shall be determined by the Board of Directors by any reasonable method using market quotations. If the Stock is not publicly held and actively traded in an established market on the date of grant, then the fair market value of the Stock on the date of grant shall be determined in good faith by the Board of Directors using any reasonable method. Notwithstanding the foregoing, at no time shall the exercise price be less than the fair market value of the shares on the date the Option is granted or the par value thereof as determined by the Board of Directors.

5.3 <u>Option Exercise</u>. Options may be exercised in whole or in part from time to time with respect to whole shares only, within the period permitted for the exercise thereof. Each Option shall become exercisable in the following manner:

        (a)        During the first five years after the date of grant of such Option, no portion of the Option shall be exercisable; and

        (b)        During the sixth and each succeeding year after the date of grant of such Option, such Option shall be exercisable as to all shares covered by such Option.

Notwithstanding any other provision in this Plan, no option granted under the Plan may be exercised more than ten (10) years after the date on which it is granted.

Options shall be exercised by: (i) written notice of intent to exercise the Option with respect to a specific number of shares of Stock which is delivered by hand delivery or registered or certified mail, return receipt requested, to the Bank at its principal office; (ii) payment in full (by a check or money order payable to "The Bank of Venice") to the Bank at such office of the amount of the Option Price for the number of shares of Stock with respect to which the Option is then being exercised; and (iii) delivery by the Optionee to the Bank of the signed Shareholder Agreement in the form of that attached to this Plan as Exhibit A. In addition to and at the time of payment of the Option Price, the Optionee shall pay to the Bank in cash the full amount of all federal, state, and local withholding or other employment taxes, if any, applicable to the taxable income of the Optionee resulting from such exercise, and any sales, transfer, or similar taxes imposed with respect to the issuance or transfer of shares of Stock in connection with such exercise.

5.4 Nontransferability of Option. No Option shall be transferred by an Optionee otherwise than by will or the laws of descent and distribution. During the lifetime of an Optionee, the Option shall be exercisable only by him or by his legal guardian or personal representative.

5.5 Effect of Death, Disability, Retirement, or Other Termination of Service.

(a)     If an Optionee's Service with the Bank shall be terminated for any reason other than the retirement at age sixty-five (65) or the disability (as defined in Section 5.5(c) hereof) or death of the Optionee, then no Options held by such Optionee, which are unexercised in whole or in part, may be exercised on or after such termination of Service.

(b)     If an Optionee's Service with the Bank shall be terminated by reason of retirement at age sixty-five (65) or the death or disability (as defined in Section 5.5(c) hereof) of the Optionee, then the Optionee or personal representative or administrator of the estate of the Optionee or the person or persons to whom an Option granted hereunder shall have been validly transferred by the personal representative or administrator pursuant to the Optionee's will or the laws of descent and distribution, as the case may be, shall have the right to exercise the Optionee's Options for ninety (90) days after the date of such termination, but only to the extent that such Options were exercisable at the date of such termination; *provided, however,* that if such retirement, death or disability occurs during the first five years following the date of grant of the Option, then, notwithstanding any other provision of this Plan, the Option shall be deemed exercisable to the extent of the product obtained by multiplying (i) the number of shares subject to the Options, by (ii) the quotient obtained by dividing the number of full months of the Optionee's Service with the Bank prior to termination of Service, divided by 60.

(c)     For purposes of this Section 5.5, the terms "disability" and "disabled" shall have the meaning set forth in the principal disability insurance policy or similar program then maintained by the Bank on behalf of its employees or, if no such policy or program is then in existence, the meaning then used by the United States Government in determining persons eligible to receive disability payments under the social security system of the United States.

(d)     No transfer of an Option by the Optionee by will or by the laws of descent and distribution shall be effective to bind the Bank unless the Bank shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Bank may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of such Option.

5.6 Rights as Shareholder. An Optionee or a transferee of an Option shall have no rights as a shareholder with respect to any shares of Stock subject to such Option prior to the purchase of such shares by exercise of such Option as provided herein.

5.7 Investment Intent. Upon or prior to the exercise of all or any portion of an Option, the Optionee shall furnish to the Bank in writing such information or assurances as, in the Bank's opinion, may be necessary to enable it to comply fully with the Securities Act of 1933, as amended, and the rules and regulations thereunder and any other applicable statutes, rules, and regulations. Without limiting the foregoing, if a registration statement is not in effect under the Securities Act of 1933, as amended, with respect to the shares of Stock to be issued upon exercise of an Option, the Bank shall have the right to require, as a condition to the exercise of such Option, that the Optionee represent to the Bank in writing that the shares to be received upon exercise of such Option will be acquired by the Optionee for investment and not with a view to distribution and that the Optionee agree, in writing, that such shares will not be disposed of except pursuant to an effective registration statement, unless the Bank shall have received an opinion of counsel reasonably acceptable to it to the effect that such disposition is exempt from the registration requirements of the Securities Act of 1933, as amended. The Bank shall have the right to endorse on certificates representing shares of Stock issued upon exercise of an Option such legends referring to the foregoing representations and restrictions or any other applicable restrictions on resale or disposition as the Bank, in its discretion, shall deem appropriate.

ARTICLE VI

Stock Certificates

The Bank shall not be required to issue or deliver any certificate for shares of Stock purchased upon the exercise of any Option granted hereunder or of any portion thereof, prior to fulfillment of all of the following conditions:

(a) The admission of such shares to listing on all stock exchanges on which the Stock is then listed, if any;

(b) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory agency, which the Bank shall in its sole discretion determine to be necessary or advisable;

(c) The obtaining of any approval or other clearance from any federal or state governmental agency which the Bank shall in its sole discretion determine to be necessary or advisable; and

(d) The lapse of such reasonable period of time following the exercise of the Option as the Bank from time to time may establish for reasons of administrative convenience.

## ARTICLE VII

### Termination, Amendment, and Modification of Plan

The Board may at any time terminate, and may at any time and from time to time and in any respect amend or modify, the Plan; provided, however, that no such action of the Board without approval of the shareholders of the Bank may increase the total number of shares of Stock subject to the Plan except as contemplated in Section 4.3 hereof or alter the class of persons eligible to receive Options under the Plan, and provided further that no termination, amendment, or modification of the Plan shall without the written consent of the Optionee of such Option adversely affect the rights of the Optionee with respect to an Option or the unexercised portion thereof.

Notwithstanding any other provision of this Plan, the Bank's primary federal bank regulator shall at any time have the right to direct the Bank to require Optionees to exercise their Options or forfeit their Options if the Bank's capital falls below the minimum requirements, as determined by such federal bank regulator.

## ARTICLE VIII

### Miscellaneous

8.1 Service. Nothing in the Plan or in any Option granted hereunder or in any Stock Option Agreement relating thereto shall confer upon any Director the right to continue in the Service of the Bank.

8.2 Other Compensation Plans. The adoption of the Plan shall not affect any other stock option or incentive or other compensation plans in effect for the Bank, nor shall the Plan preclude the Bank from establishing any other forms of incentive or other compensation for directors, officers, or employees of the Bank.

8.3 Plan Binding on Successors. The Plan shall be binding upon the successors and assigns of the Bank.

8.4 Singular, Plural; Gender. Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender.

8.5 Applicable Law. This Plan shall be governed by and construed in accordance with the laws of the State of Florida.

8.6 Headings, etc., No Part of Plan. Headings of Articles and Sections hereof are inserted for convenience and reference; they constitute no part of the Plan.

8.7 Severability. If any provision or provisions of this Plan shall be held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the undersigned President and Chief Executive Officer of the Bank has signed this Plan for and on behalf of the Bank.

David F. Voigt
President and Chief Executive Officer

# The Bank of Venice

240 Nokomis Avenue, South
Venice, Florida 34285

## SHAREHOLDER AGREEMENT

In connection with the purchase by the undersigned Optionee of shares of The Bank of Venice ("Bank") common stock (the "Shares"), the Optionee understands that the Bank has filed an election with the Internal Revenue Service to have the Bank treated as an S Corporation under the Internal Revenue Code. The Optionee also understands that this election must be signed by each shareholder of the Bank. Accordingly, the Optionee also has attached to this Agreement a completed S Corporation Election Form. In addition to signing the election, each Bank shareholder also must maintain eligibility to hold S corporation stock. The Optionee also understands that if the Bank shares are ever transferred by a Bank shareholder to an individual who is not eligible to own S corporation stock, then the Bank's S corporation election will terminate. Accordingly, the Optionee understands the Bank is requiring each Bank shareholder to sign a form of this Agreement which will serve as an agreement between the Bank and the shareholder as to the shares of Common Stock owned by the shareholder, in order to preserve for the Bank and its shareholders the benefits of the S corporation election.

The Optionee hereby represents, warrants and agrees to the Bank and the Bank shareholders as follows:

1. The Optionee is eligible to hold and own shares of an S Corporation under the Internal Revenue Code.

2. The Optionee has signed the form to be filed by the Bank with the Internal Revenue Service electing treatment by the Bank as an S corporation under the Internal Revenue Code and will promptly file any additional documents or agreements requested by the Bank relating to the S corporation election.

3. The Shares will not be transferred by the Optionee to any individual who is not eligible to own S Corporation stock. Prior to transferring any of the Shares, the Optionee will provide to the President of the Bank such documentation as the Bank in its sole discretion may require in order to assure that the proposed transfer is to an individual who is eligible to hold S corporation stock. If the individual is not so eligible, the Optionee will not transfer the Shares. The Optionee understands that the Shares may not be transferred by the Optionee to any entity, including any trust.

4. The Optionee understands that an S corporation can have no more than 75 shareholders. As a result, the Optionee understands that there may be circumstances where the Optionee would like to transfer all or any part of the Shares to a person eligible to own S corporation stock, but the Optionee's transfer, either alone or in combination with other transfers, may cause the number of Bank shareholders to exceed the limitation on the number of S corporation shareholders. The Optionee agrees that the Optionee will not transfer the Shares to more than one individual. The Optionee also understands that prior to registering any transfer of the Optionee's Shares the Bank has the right to request from the Optionee's attorney a legal opinion that the transfer of Shares is in compliance with the terms of this agreement, including that the transferee is an individual eligible to own S corporation stock.

5. The Optionee understands that this agreement is irrevocable and will survive the Optionee's death or disability and will be binding upon the Optionee's heirs, executors, administrators and permitted successors and assigns. The Optionee understands that any permitted transferee of the Shares will take such Shares subject to the terms of this agreement and must enter into an agreement with the Bank similar to this agreement prior to the Bank registering any transfer of the Shares.

6. The Optionee understands that the certificates for the Optionee's Shares will be legended to reflect the agreements and restrictions on the transfer of the Optionee's Shares set forth in this letter, and that the Bank will not register or recognize any transfer of the Shares in violation of this agreement. The Optionee agrees to promptly deliver to the Bank upon request by the Bank all certificates for the Optionee's Shares in order that the Bank may place a legend on each such certificate in accordance with the foregoing.

7. The Optionee either alone or with the Optionee's purchaser representative(s) has the knowledge and experience in financial and business matters that the Optionee is capable of evaluating the merits and risks of the purchase of the Shares.

8. The Optionee understands the consequences of the agreements set forth in this letter and will indemnify the Bank and its directors, officers and agents from and against all claims, damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur, directly or indirectly, by reason of the failure by the Optionee to fulfill any of the terms and conditions of this agreement.

IN WITNESS WHEREOF, the undersigned Optionee has signed this Shareholder Agreement this ___ day of _____, 2002.


(Signature of Optionee)


(Name of Optionee)

**Exhibit 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in this Registration Statement on Form S-8 of TIB Financial Corp of our reports dated March 8, 2007 with respect to the consolidated financial statements of TIB Financial Corp, and management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in the Annual Report on Form 10-K of TIB Financial Corp for the year ended December 31, 2006.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
May 29, 2007